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November 15, 2005


Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549


Re:      Strategic Diagnostics Inc.
         Form 10-K for the year ended December 31, 2004
         Filed March 30, 2005
         File No. 000-22400


Dear Mr. Cash:

This letter is in response to comments of the Staff contained in your letter to Anthony J. Simonetta, Vice President -- Finance and Chief Financial Officer of Strategic Diagnostics Inc. ("management", "we", "our", "us" or the "Company"), dated November 3, 2005 and in response to telephonic requests for additional information made by Patricia Armelin of your staff on November 10, 2005. The comments in the Staff's letter have been set forth below, along with the Company's responses thereto.

The information contained herein is being furnished by the Company on a supplemental basis.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004

BASED ON THE TERMS OF YOUR CUSTOMER CONTRACTS, WE BELIEVE THAT REVENUE RELATED TO YOUR SALE OF CUSTOM ANTIBODIES SHOULD NOT BE RECOGNIZED UNTIL DELIVERY AND CUSTOMER ACCEPTANCE PURSUANT TO SAB TOPIC 13.A.1 AND 13.A.3B. IN THIS REGARD, WE NOTE THAT REVENUES ARE CONSIDERED TO HAVE BEEN EARNED WHEN AN ENTITY HAS SUBSTANTIALLY ACCOMPLISHED WHAT IT MUST DO TO BE ENTITLED TO THE BENEFITS REPRESENTED BY REVENUES.

WE NOTE THAT YOU BELIEVE THAT PERCENTAGE OF COMPLETION ACCOUNTING IS THE APPROPRIATE REVENUE RECOGNITION MODEL FOR YOUR PRODUCTION AND SALE OF CUSTOM ANTIBODIES BECAUSE THE RELATED PURCHASE CONTRACTS ARE BINDING, FIXED PRICE AGREEMENTS BASED ON A CUSTOMER'S SPECIFICATIONS AND REQUIRE A TIME PERIOD LONGER


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Mr. John Cash
November 15, 2005
Page Two


THAN 30 DAYS BUT LESS THAN 12 MONTHS. IN ADDITION, WE NOTED YOUR BELIEF THAT YOU HAVE THE ABILITY TO ESTIMATE THE COSTS YOU INCUR TO PRODUCE THE CUSTOM ANTIBODIES. HOWEVER, PARAGRAPH 22 OF SOP 81-1 SETS FORTH THE RECOMMENDED BASIS FOR USING THE PERCENTAGE-OF-COMPLETION METHOD AND THE REASONS FOR THE RECOMMENDATION. UNDER MOST CONTRACTS FOR THE PRODUCTION OF GOODS, OR PROVISION OF SERVICES TO A BUYER'S SPECIFICATIONS CERTAIN ASPECTS OF THE CONTRACT INDICATE THAT PERCENTAGE-OF-COMPLETION MAY BE APPROPRIATE. THESE ASPECTS INCLUDE THE
FOLLOWING:

     o    BOTH THE BUYER AND THE SELLER HAVE ENFORCEABLE RIGHTS

     o THE BUYER HAS THE LEGAL RIGHT TO REQUIRE SPECIFIC PERFORMANCE OF THE CONTRACT SUCH THAT THE SELLER HAS, IN EFFECT, AGREED TO SELL THE RIGHTS TO WORK-IN-PROGRESS AS THE WORK PROGRESSES

     o THE BUYER IS REQUIRED TO MAKE PROGRESS PAYMENTS TO SUPPORT HIS OWNERSHIP INVESTMENT

     o THE BUYER APPROVES GOODS PRODUCED OR SERVICES PERFORMED, PERIODICALLY, TO DETERMINE IF THEY MEET THE CONTRACT REQUIREMENTS.

     o    THE BUYER HAS THE RIGHT TO TAKE OVER THE WORK-IN-PROGRESS AT HIS
          OPTION.

THE ABOVE FACTORS DO NOT APPEAR TO BE PRESENT IN YOUR ARRANGEMENTS AND THEREFORE THESE ARRANGEMENTS DO NOT SUPPORT THE CONCEPT THAT IN AN ECONOMIC SENSE PERFORMANCE IS, IN EFFECT, A CONTINUOUS SALE (TRANSFER OF OWNERSHIP RIGHTS) THAT OCCURS AS THE WORK PROGRESSES. AS A RESULT, IT APPEARS THAT YOUR ARRANGEMENTS FOR THE PRODUCTION OF CUSTOM ANTIBODIES DO NOT FALL WITHIN THE SCOPE OF SOP 81-1.

The following describes the way in which we would implement the change in our accounting policy for revenue recognition regarding the sale of our custom antibodies on the basis of the Staff's position.

REVENUES

We acknowledge the Staff's position that revenue related to our sale of custom antibodies should not be recognized until delivery and customer acceptance pursuant to SAB Topic 13.A.1 and 13.A.3b.

Topic 13.A.1 states, "The Staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:


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Mr. John Cash
November 15, 2005
Page Three


     o    Persuasive evidence of an arrangement exists,
     o    Delivery has occurred or services have been rendered,
     o    The seller's price to the buyer is fixed or determinable, and
     o    Collectibility is reasonably assured."

Management believes that, since our contracts to produce custom antibodies (i) provide for the performance of defined tasks for a fixed price, with delivery of the antibody or reagent upon completion of production, (ii) are binding agreements between the Company and the customer in which the Company agrees, for compensation, to produce an antibody to the customer's specifications, and (iii) the Company's right to receive payment is dependent on the successful production of antibodies but not whether those antibodies will be able to be used in the project for which they were produced.

Topic 13.A.3b discusses customer acceptance and states ".....if uncertainty exists about customer acceptance, revenue should not be recognized until customer acceptance occurs. Interpretive response to question # 1 indicates that "Formal customer sign-off is not always necessary to recognize revenue provided that the seller objectively demonstrates that the criteria specified in the acceptance provisions are satisfied." Item (d) Acceptance provisions based on customer-specific objective criteria of interpretive response to question # 1 goes on to say "While formal customer sign-off provides the best evidence that these acceptance criteria have been met, revenue recognition also would be appropriate, presuming all other revenue recognition criteria have been met, if the seller reliably demonstrates that the delivered products or services meet all of the specified criteria prior to customer acceptance." As previously noted, custom antibody contracts are binding agreements between the buyer and the Company in which we agree, for compensation, to perform a service to the buyer's specifications. These projects do not include a guarantee as to the usefulness of the antibody or reagent produced and represent a best efforts arrangement; consequently, the Company's custom antibody contracts do not provide for a formal customer sign-off. However, the Company performs certain quality control procedures prior to shipment to the customer to ensure that project specifications have been met.

We further note that we have long term relationships with our customers and have a demonstrated collection history on our contracts. In addition, we have formal credit policies and procedures that must be met before we accept a new customer. Accordingly, we believe collectability of amounts due is reasonably assured.

Based on the above, Management believes that the production of custom antibodies meets the requirements for revenue recognition under Topic 13.A.1 and that revenue can be recognized at the time of shipment.

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Mr. John Cash
November 15, 2005
Page Four


Also, please refer to the Company's response to comments # 4 and # 7 in our letter to Mr. John Cash, Accounting Branch Chief, dated May 20, 2005 and our response to comment # 4 in our letter to Mr. John Cash, Accounting Branch Chief, dated June 30, 2005.

COSTS

Management believes that, if the revenue model described above were applied to the production of custom antibodies, the costs of production would be treated consistently with the methodology used for costs of other manufactured products. As such, all costs to produce a custom antibody would be identified and capitalized as inventory until a sale has taken place at which time the capitalized costs would be transferred to cost of goods sold when revenue is recognized.

Accounting Research Bulletin 43, Chapter 4 Inventory Pricing, Statement 1 defines inventory as those items of tangible personal property which (1) are held for sale in the ordinary course of business, (2) are in the process of production for such sale, or (3) are to be currently consumed in the production of goods or services to be available for sale.

Statement 2 of Chapter 4 goes on to designate as a major objective of accounting for inventories the proper determination of income through the process of matching appropriate costs against revenues.

Antibodies are developed and produced using animals or cell culture methods and include specific tasks to achieve the desired end result with effort expended over the life of the project. All animals used in our antibody projects, whether bred by us or not, are not the end product they are a tool that enables us to produce the product. Accordingly, we believe the costs related to animals used to produce custom antibodies are capitalizeable as inventory in accordance with Statement 1, Chapter 4 of ARB 43, as the animals are "currently consumed in the production of goods to be available for sale."

Based on the above, the elements we expect to comprise inventory for a custom antibody project would include the animals assigned to projects, other supplies and direct labor.

Statement 3 of Chapter 4 states "As applied to inventory, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location." The discussion in Statement 3 further states "..... the exclusion of all overheads from inventory costs does not constitute an accepted accounting procedure." For animals we breed, the Company assigns a rate by animal type that is estimated to approximate the cost of breeding the animal. These breeding costs include: the purchase price of the breeding parents, animal feed, animal bedding, animal husbandry, animal disposal and pro rata building costs. The rate is updated annually at Mr. John Cash November 15, 2005 Page Five

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Mr. John Cash
November 15, 2005
Page Five


the end of the calendar year. For animals we purchase, the rate is the cost of acquisition. Supplies are recorded at the cost of acquisition and labor includes salaries and benefits.

Statement 4 of Chapter 4 discusses cost for inventory purposes as being determined under one of several assumptions as to the flow of cost factors the major objective being to select a method that most clearly reflects periodic income.

Since the Company has procedures in place to track the hours and costs incurred throughout a contract term, we would anticipate recording the inventory at the lower of cost or market using the specific identification method to match costs with project revenue.

In accordance with Statement 5 of Chapter 4, we would also assess the realizablity and recoverability of capitalized inventory costs at each period end and recognize a current period loss when there is evidence that the utility of inventory, in the disposal in the ordinary course of business, will be less than cost, whether due to damage, obsolescence, or other causes.


Also, please refer to the Company's response to comments # 7 in our letter to Mr. John Cash, Accounting Branch Chief, dated May 20, 2005, the response to comment # 4 in our letter to Mr. John Cash, Accounting Branch Chief, dated June 30, 2005 and the response to the third bullet in our letter to Mr. John Cash, Accounting Branch Chief, dated October 28, 2005.

Any comments or questions with respect to the foregoing should be addressed to Anthony J. Simonetta of the Company at 302-456-6789 ext. 305.

Very truly yours,



/s/ Anthony J. Simonetta
------------------------------------------------------
Anthony J. Simonetta, Vice President - Finance and CFO



cc:   Ellen Goitia, KPMG
      Justin Chairman, Morgan Lewis
      Patricia Armelin, SEC
      Jeanne Baker, SEC